UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Earnings Press Release of Gazit-Globe for Quarter Ended September 30, 2016

On November 23, 2016, Gazit-Globe Ltd. (“Gazit” or the “Company”) issued a press release reporting its financial results for the third quarter of 2016, ended September 30, 2016. That press release (an English version) is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

Conference Call Presentation

As reported in the Form 6-K that Gazit furnished to the Securities and Exchange Commission, on November 21, 2016, Gazit’s senior management is holding a conference call and live webcast to review and discuss (in English) the second quarter 2016 financial results.

The conference call and live webcast will begin at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. Shareholders, analysts and other interested parties can access the conference call by dialing 1-888-668-9141 (U.S.), 1-866-485-2399 (Canada), 0800 917-5108 (U.K.), +972-3-918-0687 (International/Israel), or on the Company’s website www.gazit-globe.com (Conference ID 5340496). After the completion of the conference call, a recording will be available on the Company’s website. The content of that website is not a part of this Form 6-K, nor is it incorporated by reference herein.

The power-point presentation for that conference call is furnished as Exhibit 99.2 to this Form 6-K.

Quarterly Dividend Declaration

On November 22, 2016, Gazit’s Board of Directors approved a quarterly dividend distribution to the holders of the Company’s ordinary shares, in an amount of NIS 0.35 per share, and a total amount of approximately NIS 68.5 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on December 13, 2016, to all shareholders of record of the Company’s ordinary shares as of December 6, 2016.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 23, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the quarter ended September 30, 2016
99.2	Conference call presentation for financial results of Gazit-Globe Ltd. for the quarter ended September 30, 2016

4